UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2023

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

ASLAN Pharmaceuticals receives US$12,000,000 from Zenyaku Kogyo

On July 20, 2023, ASLAN Pharmaceuticals Limited (the “Company”) announced that it had received the sum of US$12,000,000 (twelve million US dollars) from Zenyaku Kogyo Co., Ltd (“Zenyaku”), a subsidiary of privately held Zenyaku Holdings Co., Ltd, being the upfront payment pursuant to the strategic licensing agreement granting Zenyaku rights to develop and commercialize eblasakimab in atopic dermatitis and all other indications in Japan (the “Strategic Licensing Agreement”) , as previously disclosed in the Form 6-K filed with the SEC on June 22, 2023.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843) and Registration Statement on Form S-8 (File No. 333-270832).

Forward looking statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the “Company”). These forward-looking statements may include, but are not limited to, statements regarding the upfront payment and other potential fees, milestone and royalty payments and development activities under the Strategic Licensing Agreement, the potential benefits of the Company’s product candidates and anticipated timelines and milestones with respect to the Company’s development programs; the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab; the safety and efficacy of eblasakimab; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for eblasakimab; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis; and the Company’s cash runway. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, without limitation, the fact that the Company will have limited control over the efforts and resources that Zenyaku devotes to advancing development programs under the Strategic Licensing Agreement; the Company may not receive the potential fees and payments under the Strategic Licensing Agreement or fully realize the benefits of the Strategic Licensing Agreement; unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: July 20, 2023